03011358

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8- 52541

SEC RECEIVED FEB 27 2003 PROCESSING SECTION WASH, D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BONDHUB, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 WEST MERCER STREET, SUITE 300
(No. and Street)

SEATTLE	WASHINGTON	98119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TOM EVANKOVICH (206) 832-2600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VOLDAL WARTELLE & CO., P.S.
(Name – *if individual, state last, first, middle name*)

13343 BELLEVUE-REDMOND ROAD	BELLEVUE	WASHINGTON	98005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TOM EVANKOVICH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BONDHUB, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBRA J. DUBIEF
COMMISSION EXPIRES
NOTARY
PUBLIC
4-23-05
STATE OF WASHINGTON

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX

VOLDAL WARTELLE & CO., P.S.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
BondHub, Inc.

We have audited the accompanying statement of financial condition of BondHub, Inc. (a development stage company) as of December 31, 2002, and the related statements of operations, shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended December 31, 2002 and for the period from September 29, 1999 (inception) to December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of BondHub, Inc. (a development stage company) for the period from September 29, 1999 (inception) to December 31, 2001 were audited by other auditors, whose report dated February 1, 2002 on those statements included an explanatory paragraph that described the factors raising substantial doubt about the Company's ability to continue as a going concern as discussed in the footnotes to the financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BondHub, Inc. as of December 31, 2002, and the results of its operations and cash flows for the year ended December 31, 2002 and from September 29, 1999 (inception) to December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company is a development stage company and has incurred net losses since its inception. The Company's continuation as a going concern is dependent upon raising additional capital and increasing revenues from business operations. These conditions raise substantial doubts about the Company's ability to continue as a going concern. Management's plans regarding these matters are described in the footnotes. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

13343 Bel-Red Road, Bellevue, WA 98005-2333
Tel 425-643-1209 Fax 425-747-9230 www.vwc.org

Board of Directors
BondHub, Inc.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Valdal Wastelle & Co., P.S.

Bellevue, Washington
January 24, 2003

BONDHUB, INC.
(A Development Stage Company)
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash	$ 181,112
Receivables:	
Due from clearing organization	100,260
Due from employee	912
Deposit with clearing organization	124,567
Capitalized software development costs and equipment, net of accumulated depreciation and amortization of $1,119,701	403,708
Other assets	27,478
	$ 838,037

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued liabilities	$ 95,443
Capital lease obligations	27,825
Convertible debt	70,736
Liability subordinated to claims of general creditors	287,500
Shareholders' equity:	
Preferred stock, no par value, 15,000,000 shares authorized, 6,379,713 shares issued and outstanding	4,489,171
Common stock, no par value, 35,000,000 shares authorized, 7,795,867 shares issued and outstanding	732,234
Deficit accumulated during the development stage	(4,864,872)
	356,533
	$ 838,037

The accompanying notes are an integral part of these financial statements.

BONDHUB, INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
Year Ended December 31, 2002 and
Period From September 29, 1999 (Inception) to December 31, 2002

	2002	September 29, 1999 (Inception) to December 31, 2002
Revenues:		
Principal transactions	$ 935,605	$ 1,386,774
Consulting revenue	175,879	1,096,556
Interest and dividends	7,604	94,884
Other income	-	55,340
	1,119,088	2,633,554
Expenses:		
Employee compensation, benefits and payroll taxes	1,246,885	3,660,009
Depreciation and amortization	505,418	1,120,504
General and administrative	226,156	1,060,682
Communications	402,082	865,202
Occupancy, including equipment repairs	106,729	388,977
Settlement and clearing	138,352	318,269
Interest	30,577	66,265
Business taxes and licenses	4,891	14,970
Other	75	3,548
	2,661,165	7,498,426
Net loss	$ (1,542,077)	$ (4,864,872)

The accompanying notes are an integral part of these financial statements.

BONDHUB, INC.
(A Development Stage Company)
STATEMENTS OF SHAREHOLDERS' EQUITY
Year Ended December 31, 2002 and
Period From September 29, 1999 (Inception) to December 31, 2002

	Preferred stock		Common stock		Accumulated	
	Shares	Amount	Shares	Amount	Deficit	Total
Balance, September 29, 1999 (Inception)	-	$ -	-	$ -	$ -	$ -
Issuance of common stock	-	-	7,266,872	575,925	-	575,925
Issuance of common stock for goods and services	-	-	435,030	136,809	-	136,809
Issuance of preferred stock, Series A	1,663,499	2,079,367	-	-	-	2,079,367
Issuance of preferred stock, Series B	1,072,850	1,072,850	-	-	-	1,072,850
Issuance of Series B preferred stock for goods and services	129,254	129,254	-	-	-	129,254
Issuance of preferred stock, Series B warrants	-	2,150	-	-	-	2,150
Issuance of Series B preferred stock warrants for goods and services	-	236	-	-	-	236
Issuance of preferred stock, Series C	2,159,733	971,880	-	-	-	971,880
Issuance of Series C preferred stock for goods and services	26,736	12,031	-	-	-	12,031
Issuance of Series C preferred stock warrants for goods and services	-	21,403	-	-	-	21,403
Exercise of stock options	-	-	38,333	11,500	-	11,500
Net loss	-	-	-	-	(3,322,795)	(3,322,795)
Balance, December 31, 2001	5,052,072	4,289,171	7,740,235	724,234	(3,322,795)	1,690,610
Issuance of common stock for goods and services	-	-	55,632	8,000	-	8,000
Issuance of preferred stock, Series C	444,444	200,000	-	-	-	200,000
Conversion of Series A preferred stock to Series C preferred stock, net	151,330	-	-	-	-	-
Conversion of Series B preferred stock to Series C preferred stock, net	731,867	-	-	-	-	-
Net loss	-	-	-	-	(1,542,077)	(1,542,077)
Balance, December 31, 2002	6,379,713	$ 4,489,171	7,795,867	$ 732,234	$ (4,864,872)	$ 356,533

The accompanying notes are an integral part of these financial statements.

BONDHUB, INC.
(A Development Stage Company)
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Year Ended December 31, 2002 and
Period From September 29, 1999 (Inception) to December 31, 2002

Subordinated claims, September 29, 1999 (Inception)	$ -
Borrowings subordinated to claims of general creditors	250,000
Interest on subordinated claims, 10% annual rate	12,500
Subordinated claims, December 31, 2001	262,500
Interest on subordinated claims, 10% annual rate	25,000
Subordinated claims, December 31, 2002	$ 287,500

The accompanying notes are an integral part of these financial statements.

BONDHUB, INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
Year Ended December 31, 2002 and
Period From September 29, 1999 (Inception) to December 31, 2002

	2002	September 29, 1999 (Inception) to December 31, 2002
Operating activities:		
Net loss	$ (1,542,077)	$ (4,864,872)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock issued for goods and services	8,000	307,733
Gain on disposal of equipment	-	(18)
Depreciation and amortization	505,418	1,120,504
Changes in assets and liabilities:		
Accounts receivable	172,707	(912)
Receivable from clearing organization	(58,128)	(100,260)
Deposit with clearing organization	(24,567)	(124,567)
Other assets	10,602	(4,821)
Accounts payable and accrued liabilities	(85,832)	111,022
Net cash used in operating activities	(1,013,877)	(3,556,191)
Investing activities:		
Purchases of capital software and equipment	(2,423)	(1,473,123)
Proceeds on disposal of equipment	511	1,954
Net cash used in investing activities	(1,912)	(1,471,169)
Financing activities:		
Proceeds from liability subordinated to claims of general creditors	-	250,000
Proceeds from issuance of convertible debt	70,000	70,000
Proceeds from issuance of preferred stock	200,000	4,326,247
Proceeds from issuance of common stock	-	587,425
Repayments on capital lease obligations	(11,362)	(25,200)
Net cash provided by financing activities	258,638	5,208,472
Net (decrease) increase in cash	(757,151)	181,112
Cash, beginning of year	938,263	-
Cash, end of year	$ 181,112	$ 181,112
Supplemental disclosures:		
Cash paid during the period for interest	$ 4,337	$ 6,328
Equipment acquired under capital leases	-	53,025

The accompanying notes are an integral part of these financial statements.

BONDHUB, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

DESCRIPTION OF BUSINESS AND ACCOUNTING POLICIES

Operations - BondHub, Inc. (the Company) was formed to develop a central web-based marketplace for bond information and transactions. The Company acts as a securities broker-dealer for the accounts of customers. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

Development stage operations - The Company was formed September 29, 1999 (inception). From inception to February 2001, the Company developed and refined its web-based platform. Since February 2001, the Company has devoted significant time to developing customers, raising capital, obtaining financing, and performing administrative functions and is considered to be in the development stage. During the period from inception to December 31, 2002, the Company has sustained losses while developing its platform and customer base. The Company's ability to meet its anticipated future obligations and continue as a going concern depends upon raising sufficient capital to fund operations until such time as the Company can sustain itself through day-to-day operations. Management has developed a capitalization plan that it expects will provide the basis for sufficient future financing. In addition, the Company is actively pursuing strategic alliances with other companies.

Cash - The Company maintains cash in demand deposit bank accounts. The bank account balances, at times, exceed federally insured limits.

Securities transactions - Securities transactions and the related commission revenue and expense are recorded on a settlement-date basis, generally three business days after the trade date. The results of operations using the settlement-date basis are not materially different from recording such transactions on a trade-date basis.

Depreciation and amortization - Equipment and software are stated at cost and depreciated over their estimated useful lives of three to five years using the straight-line method. Capitalized software development costs are stated at cost and amortized over their estimated useful life of three years using the straight-line method.

Advertising - Advertising and promotion costs are expensed as incurred and totaled $28,551 during the year.

Management's estimates and assumptions - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

CAPITALIZED SOFTWARE DEVELOPMENT COSTS AND EQUIPMENT

Capitalized software development costs and equipment consist of the following as of December 31, 2002:

Capitalized software development costs	$ 662,152
Computer equipment	575,594
Software	265,986
Office equipment	19,677
	1,523,409
Less accumulated depreciation and amortization	1,119,701
	$ 403,708

COMMITMENTS AND CONTINGENCIES

Deposit with clearing organization - The Company has an agreement with a certain bank whereby the bank clears all security transactions, carries customer accounts, finances and holds the Company's trading inventory, and performs certain other services. The agreement is cancelable upon 90 days prior written notice of either party. As part of this agreement, the Company is required to maintain a deposit at the bank and must execute enough trades to provide trading revenues for the bank of $300,000 for the period from September 1, 2000 to August 31, 2003. In the event that trading volumes do not result in $300,000 minimum revenues for the bank, the Company must pay the bank the remaining amount by September 30, 2003. Based on the number of trades executed as of December 31, 2002, projected trade volumes during 2003, and monthly trade settlement amounts withheld as part of the deposit at the bank, the Company believes it will cover the minimum revenue amount as defined by the agreement.

Capital lease obligations - The Company leases equipment under capital leases, which expire at various dates between November 2004 and June 2005. Monthly payments total $1,209, including imputed interest ranging from 11.5% to 13.8%. The amounts included in capitalized software and equipment under these leases total $50,197 with accumulated depreciation of $41,331 as of December 31, 2002. Future minimum lease payments under capital lease obligations are as follows:

Year	
2003	$ 14,513
2004	14,053
2005	3,638
Total minimum lease payments	32,204
Less amounts representing interest	4,379
Net value of minimum lease payments	$ 27,825

BONDHUB, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS, continued

COMMITMENTS AND CONTINGENCIES, continued

Operating leases - The Company leases its office space and certain office equipment under operating leases that expire at various dates through December 2003. Rental expense was $144,311 for 2002 and $463,711 for the period from inception to December 31, 2002. Future minimum lease payments are $112,386 during 2003.

Other commitments - The Company has agreements with certain electronic service and information providers that expire at various dates through December 31, 2003. Future minimum payments under these agreements are $33,405 during 2003.

SUBORDINATED LIABILITY

The Company has a subordinated debt agreement with an employee and shareholder for $250,000. Interest is accrued at 10% with principal and interest due on July 31, 2003. Interest accrued under the agreement totaled $25,000 during 2002 and $37,500 for the period from inception to December 31, 2002. The subordinated borrowing and accrued interest are covered by an agreement approved by the NASD and are available in computing net capital under the SEC's Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

CONVERTIBLE DEBT

During October 2002, the Company signed an agreement and promissory note with an individual that matures on June 30, 2003. The promissory note bears interest at 6%. The outstanding principal under the note and accrued interest are convertible into Series C preferred stock upon the maturity of the agreement if the Company has not issued a new series of preferred stock (Series D) before that date. If the Company has issued a new series of preferred stock before the maturity date, the outstanding principal and accrued interest are convertible into Series D shares. Interest accrued under this agreement totaled $736 during 2002.

INCOME TAXES

The Company has a net operating loss carryforward available for federal income tax purposes of approximately $4,790,000 as of December 31, 2002. The net operating loss carryforward will expire beginning in 2019.

Deferred income taxes at December 31, 2002 consist of the following:

Gross deferred income tax asset	$ 1,647,000
Less valuation allowance	(1,647,000)
Net deferred income tax asset	$ -

INCOME TAXES, continued

The gross deferred income tax asset reflects the future tax benefit of the net operating loss carryforward available. The Company is required to record a valuation allowance when it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company has recorded a valuation allowance equal to 100% of the deferred income tax because realization is not reasonably assured.

EMPLOYEE BENEFIT PLAN

The Company has established a retirement plan that qualifies under Section 401(k) of the Internal Revenue Code. All salaried employees are eligible to participate in the plan. The Company made no contributions to the plan during 2002 or during the period from inception to December 31, 2002.

SHAREHOLDERS' EQUITY

The Company has authorized 35,000,000 shares of common stock and 15,000,000 shares of preferred stock. Preferred shares may be issued by the Board of Directors in one or more separate series upon which the preferences, limitations, and rights of that series are established. The following preferences have been established:

Preferred stock, Series A - In the event of any liquidation, dissolution, or winding up of the Company, the holders of Series A preferred stock will be entitled to receive in preference to the holders of common stock, an amount equal to the original purchase price plus any declared but unpaid dividends. As of December 31, 2002, shares of Series A preferred stock outstanding totaled 1,578,377. Those shares were issued effective April 2000 for $2,079,367.

Preferred stock, Series B - In the event of any liquidation, dissolution, or winding up of the Company, the holders of Series B preferred stock will be entitled to receive in preference to the holders of Series A preferred stock and common stock, an amount equal to the original purchase price plus any declared but unpaid dividends. As of December 31, 2002, shares of Series B preferred stock outstanding totaled 603,304. Those shares were issued between November 2000 and September 2001 for $1,204,490.

Preferred stock, Series C - In the event of any liquidation, dissolution, or winding up of the Company, the holders of Series C preferred stock will be entitled to receive in preference to the holders of Series B preferred stock, Series A preferred stock, and common stock, an amount equal to one and one-half times the original purchase price plus any declared but unpaid dividends. As of December 31, 2002, shares of Series C preferred stock outstanding totaled 4,198,032. Those shares were issued between December 2001 and October 2002 for $1,205,314.

SHAREHOLDERS' EQUITY, continued

The holders of Series A, B and C preferred stock shall be entitled to dividends at the same rate as the holders of common stock. Each share of Series A, B, and C preferred stock is convertible at the option of the shareholder at any time after the shares are issued. Each share of Series A, B and C preferred stock shall be automatically converted to common stock upon the closing of a public offering of the Company's stock. Series A, B, and C preferred stock is convertible at a ratio to be determined by dividing the original purchase price by the conversion price. The initial conversion price will be the original purchase price. The conversion price is subject to adjustment for stock dividends, stock splits and dilutive issuance. The holder of each share of Series A, B, and C preferred stock will have the right to that number of votes equal to the number of shares of common stock issuable upon conversion of its Series A, B and C preferred stock at the time the shares are voted.

In addition, so long as there are at least 500,000 shares of Series, A, B or C preferred stock outstanding, consent of the holders of a majority of the total outstanding Series A, B, and C preferred shares is required for any action that would amend or repeal any provision of, or add any provision to, the Company's Articles of Incorporation to change the rights of the preferred shares.

During 2001, the Company issued warrants for the purchase of 120,396 shares of Series B Preferred stock in conjunction with the conversion of Series B convertible debt and the purchase of Series B preferred stock. Consideration received for these warrants totals $2,386 and is included in preferred stock as of December 31, 2002. Warrants for the purchase of 47,562 shares of Series C preferred stock are also outstanding with consideration of $21,403 included in preferred stock as of December 31, 2002.

STOCK-BASED COMPENSATION

The Company has implemented a stock option plan. Shares subject to the plan are the Company's common stock shares. The aggregate amount of common stock shares reserved for issuance upon exercise of all options granted is 2,400,000. The plan is open to employees of the Company, as determined by management. Options under the plan are exercisable at various dates, beginning immediately through four years, and expire ten years after grant. Additionally, the Company grants key employees options outside of the plan and uses equity instruments to acquire goods and services other than employee services, also outside the plan.

The Company used common stock to acquire the following goods and services during 2002 and the period from inception to December 31, 2002:

- During 2000 and 2001, the Company issued 33,000 shares of common stock for consulting services provided and recognized consulting expense of $16,200 for the value of the shares issued.

STOCK-BASED COMPENSATION, continued

- During 2000, the Company issued 402,030 shares of common stock for office rent. The Company recognized rent expense of $120,609 for the value of the shares issued. During 2002, the Company issued an additional 52,632 shares of common stock for office rent and recognized rent expense of $5,000 during 2002 for the value of the shares issued.

- During 2001, the Company issued 9,000 shares of common stock for consulting services provided. The Company recognized consulting expense of $9,000 for the value of shares issued. During 2002, the Company issued an additional 3,000 shares of common stock for consulting services to the same service provider and recognized consulting expense of $3,000 during 2002 for the value of shares issued.

The Company used preferred stock instruments to acquire the following goods and services during 2002 and the period from inception to December 31, 2002:

- During 2001, the Company issued a warrant for the purchase of 47,562 shares of Series C preferred stock for legal services provided to the Company. The Company recognized legal expense of $21,403 for the estimated value of the warrants granted.

- During 2001, the Company issued 129,254 shares of Series B preferred stock for rent and consulting services provided to the Company. The Company recognized rent expense of $72,013 and consulting expense of $57,241 for the value of the shares issued.

- During 2001, the Company issued 26,736 shares of Series C preferred stock for maintenance services provided to the Company. The Company recognized repairs and maintenance expense of $12,031 for the value of share issued.

A summary of common stock option activity is as follows:

	Weighted average exercise price	Number of units granted
Outstanding, September 29, 1999 (Inception)	$ -	-
Granted		4,037,000
Exercised		(69,533)
Forfeited		(2,099,967)
Outstanding, December 31, 2001	$ 0.22	1,867,500
Granted		969,948
Exercised		-
Forfeited		(227,500)
Outstanding, December 31, 2002	$ 0.16	2,609,948

STOCK-BASED COMPENSATION, continued

As of December 31, 2002, the exercise price of stock options outstanding ranged from $0.01 to $0.30. The weighted-average remaining contractual life was 8.52 years, and the number of vested options was 1,204,949.

Additionally, the Company has granted nonqualified stock options, immediately vested, to a key executive in lieu of a paid salary. During 2001, the Company granted options to this executive for 120,000 shares of Series B preferred stock and, during 2002, the Company granted options for 250,000 shares of Series C preferred stock. The Company will continue to grant options to this executive in lieu of a paid salary until the Company secures adequate funding to cover twelve months of projected operating expenses. No preferred stock options were exercised as of December 31, 2002. As of December 31, 2002, the exercise price of these preferred stock options outstanding was $0.10. The weighted-average remaining contractual life was 8.94 years.

Financial Accounting Standards Board Statement No. 123, *Accounting for Stock-based Compensation* (FASB 123) requires certain expanded disclosures of stock-based compensation arrangements with employees and encourages application of the fair value recognition provisions in the statement. Companies also may continue using the "Intrinsic Value" method to recognize and measure compensation as outlined in Accounting Principles Board Opinion 25 (APB 25), but are required to disclose the pro forma amounts of net income that would have been reported had the company elected to follow the fair value recognition provisions of FASB 123. The Company has elected to measure its Incentive Unit Option Plan compensation arrangements under the provisions of APB 25 and disclose the pro forma effects required by FASB 123.

The fair value of options granted under the plan is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate ranging from 2.34% to 5.5% and expected life of ten years.

If compensation cost for the Company's employee compensation grants had been determined in accordance with the fair value recognition methodology of FASB 123, the Company's net loss would have increased by $6,220 to $1,548,297 for 2002 and by $134,308 to $4,999,180 for the period from inception to December 31, 2002. The effects of applying FASB 123 in this pro forma disclosure are not indicative of future options that may be issued.

SUPPLEMENTAL INFORMATION

BONDHUB, INC.
(A Development Stage Company)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2002

COMPUTATION OF NET CAPITAL

Total shareholders' equity	$ 356,533
Add: Liability subordinated to claims of general creditors	287,500
	644,033
Less: Fixed assets, account receivable, and other assets	432,098
Net capital	$ 211,935

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued liabilities	$ 95,443
Capital lease obligations	27,825
Convertible debt	70,736
Aggregate indebtedness	$ 194,004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (1/15th of aggregate indebtedness)	$ 12,933
Excess net capital	199,002
Percentage of aggregate indebtedness to net capital	92%
Ratio of aggregate indebtedness to net capital	.92 to 1

The computation of net capital pursuant to Rule 15c3-1 as of December 31, 2002, computed by the Company in its Form X-17A-5, Part IIA, does not differ materially from the above computation, which is based on audited financial statements.

BONDHUB, INC.
(A Development Stage Company)
COMPUTATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
December 31, 2002

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii) since the Company does not trade or carry customer accounts and does not hold customer funds.

BONDHUB, INC.
(A Development Stage Company)
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2002

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii) since the Company does not trade or carry customer accounts and does not hold customer funds.

VOLDAL WARTELLE & CO., P.S.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors and Shareholders
BondHub, Inc.

In planning and performing our audit of the financial statements of BondHub, Inc. (a development stage company) (the Company) for the year ended December 31, 2002 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

13343 Bel-Red Road, Bellevue, WA 98005-2333
Tel 425-643-1209 Fax 425-747-9230 www.vwc.org

Board of Directors and Shareholders
BondHub, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted the following matter involving the internal control procedures that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures performed in our audit of the financial statements of BondHub, Inc. for the year ended December 31, 2002, and this report does not affect our report thereon dated January 24, 2003. The material weakness that came to our attention is a lack of segregation of duties with respect to accounting functions. This condition is inherent to a company of small size.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate as of December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Voldal Wartelle & Co., P.S.

Bellevue, Washington
January 24, 2003